KOJAGGERS, INC.

5920 North Florida Ave.  Hernando Fl. 34442

352.489.6912

August 26, 2014

Via Edgar

Re: Kopjaggers, Inc.

Item 4.01 Form 8-K

Filed August 18, 2014

File No. 000-54307

After careful consideration and

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated May 16, 2014 concerning VitaCig, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

Item 4.01 Form 8-K filed August 18, 2014

1. We note your statement in the third paragraph that during the year ended December 31,  2013 there were no disagreements with Seale & Beers, CPA’s (Seale & Beers). We also  note your disclosure that you dismissed Seale & Beers on August 18, 2014. Your  disclosure should be revised to state whether there were any disagreements with your  former accountant during the year ended December 31, 2013 and through August 18,  2014, the date of dismissal. Please refer to Item 304(a)(1)(iv) of Regulation S-K and  revise your disclosure accordingly.

The amendment submitted with this correspondence has been revised to include the dates until August 18, 2014.

2. The last sentence in the third paragraph does not clearly indicate whether or not there was  a reportable event which should be disclosed. It appears your former accountant may  have advised you that the internal controls necessary for you to develop reliable financial  statements did not exist. If so, please revise your disclosure to clearly indicate that  during the year ended December 31, 2013 and through August 18, 2014, the date of  dismissal, a reportable event occurred and provide all of the disclosures required Item  304(a)(1)(iv) of Regulation S-K for this reportable event. Refer to your conclusion in  your Form 10-K for the year ended December 31, 2013 that your Internal Control Over

Financial Reporting was not effective as of December 31, 2013 due to material weaknesses in your internal controls. Also refer to Question 111.04 in our Compliance  and Disclosure Interpretations regarding Regulation S-K, available on our website at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have amended the 8K filing to include language consistent with previous determination of a reportable event.

3.  We note that the Exhibit 16 letter provided by Seale & Beers states that they agree with the statements in the Item 4.01 Form 8-K insofar as they relate to their dismissal. Please  have Seale & Beers provide you with an updated Exhibit 16 letter indicating whether or  not they agree with your statements in the amended Item 4.01 Form 8-K as they pertain  to their firm. In this regard, by limiting their letter to statements in the Form 8-K related  to their dismissal, Seale & Beers’ letter appears not to include your disclosures regarding  whether there were any disagreements or reportable events. Please file this updated letter as Exhibit 16 to the Form 8-K amendment rather than as a part of the main body of the filing.

A revised and updated letter has been submitted with the amended filing.

4.  We note the disclosures in the last paragraph of your Form 8-K are limited to the year ended December 31, 2013 and do not address the reportable event that appears to have  occurred. Please revise your disclosure to indicate whether during the two years ended  December 31, 2012 and 2013 and the subsequent interim period through August 18, 2014, the date of John Scrudato CPA’s (John Scrudato) engagement, you or someone on  your behalf consulted with John Scrudato regarding either (i) the application of  accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on your financial statements, and either a written  report was provided to you or oral advice was provided that John Scrudato concluded was an important factor considered by you in reaching a decision as to the accounting,  auditing or financial reporting issue; or (ii) any matter that was the subject of the  reportable event. If so, provide all disclosures required by Item 304(a)(2) of Regulation S-K.

We have revised to include the interim period ending August 18, 2014.

The Company hereby acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Charles Teelon

Charles Teelon

Chief Executive Officer